KLONDEX MINES LTD.

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

            NOTICE is hereby given that the annual meeting (the "Meeting") of the shareholders of Klondex Mines Ltd. ("Company") will be held at Toronto Region Board of Trade Suite 350, 77 Adelaide St. West, Toronto, Ontario on June 17, 2014 at 10:30 a.m. (Eastern Daylight Time), for the following purposes:

1.	To receive the financial statements of the Company for the financial year ended December 31, 2013 and the report of the auditors thereon.

2.	To elect directors to the board of directors of the Company (the "Board").

3.	To appoint auditors and to authorize the Board to fix their remuneration.

4.	To transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

            An "ordinary resolution" is a resolution passed by at least a majority of the votes cast by the shareholders of the Company who voted in respect of that resolution at the Meeting.

            A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar, Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department, or by facsimile to (416) 263-9524 or 1-866-249-7775 not later than 5:00 p.m. (Eastern Daylight Time) on June 13, 2014 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the Meeting. A shareholder may also vote by telephone or via the internet by following the instructions on the form of proxy. If a shareholder votes by telephone or via the internet, completion or return of the proxy form is not needed. The directors of the Company have fixed the close of business on May 5, 2014 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.

            This notice of meeting (the "Notice") is accompanied by: (a) the management information circular of the Company (the "Circular"); and (b) either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders. The Circular accompanying this Notice is incorporated into and shall be deemed to form part of this Notice.

            DATED the 9th day of May, 2014

By Order of the Board

(signed) Paul Huet
Paul Huet
Director, President and Chief Executive Officer

KLONDEX MINES LTD.

MANAGEMENT INFORMATION CIRCULAR

PART ONE – VOTING INFORMATION

May 9, 2014

Solicitation of Proxies

This management information circular (this "Circular") is furnished in connection with the solicitation by management of Klondex Mines Ltd. (the "Company" or the "Corporation") of proxies to be used at the annual meeting (the "Meeting") of shareholders of the Company ("Shareholders") to be held on June 17, 2014, at the time and place and for the purposes set forth in the accompanying Notice of Meeting (the "Notice"). It is expected that the solicitation of proxies will be primarily made by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The cost of solicitation by management will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and officers of the Company. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting and any adjournment thereof may do so either by inserting such person's name in the blank space provided in the applicable form of proxy or by completing another proper form of proxy and, in either case, depositing his or her duly executed form of proxy with the Company's transfer agent and registrar, Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department, or by facsimile to (416) 263-9524 or 1-866-249-7775 not later than 5:00 p.m. (Eastern Daylight Time) on June 13, 2014 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the Meeting. You may also vote by telephone or via the internet by following the instructions on the form of proxy. If you vote by telephone or via the internet, do not complete or return the proxy form.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting, or adjournment thereof, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxies

The person named in the enclosed form of proxy will vote or withhold from voting the common shares of the Company ("Common Shares") in respect of which he is appointed in accordance with the direction of the Shareholder appointing him. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any direction to the contrary in respect of a matter to be voted on, all Common Shares represented by proxy will be voted FOR or IN FAVOUR of such matter.

The enclosed form of proxy confers discretionary authority upon the person named therein with respect to the matters identified in the Notice and with respect to other matters which may properly come before the Meeting. As of the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote on such other business in accordance with his best judgment.

The form of proxy must be signed by the Shareholder or the duly appointed attorney thereof authorized in writing or, if the Shareholder is a corporation, by an authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the Shareholder or in some other representative capacity, including an officer of a corporation which is a Shareholder, should indicate the capacity in which such person is signing. A Shareholder or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be.

Non-Registered Holders

Only registered Shareholders or the person they appoint as their proxy are entitled to attend and vote at the Meeting. The Common Shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing Depositary Services Inc. ("CDS") of which the Intermediary is a participant). In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company will have distributed copies of the Notice, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

1.

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

2.

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non- Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Corporate Secretary of the Company c/o Computershare Investor Services Inc., Attention: Proxy Department, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 or by facsimile to (416) 263-9524 or 1- 866-249-7775 or vote by telephone or internet as described above. If a Non- Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non- Registered Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

Voting Securities

The authorized capital of the Company consists of an unlimited number of Common Shares. As of May 9, 2014, the Company had outstanding an aggregate of 111,295,476 Common Shares, each carrying the right to one vote per share.

The record date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed as May 5, 2014 (the "Record Date"). Only Shareholders of record at the close of business on the Record Date who either attend the Meeting in person or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting. A quorum for the transaction of business at the Meeting is the presence of one person who is, or who represents by proxy one or more Shareholders who, in the aggregate, hold at least 5% of the issued and outstanding Common Shares entitled to be voted at the Meeting.

Interest of Certain Persons or Companies in matters to be acted upon

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

Interest of Informed Persons in Material Transactions

On February 11, 2014, in connection with the acquisition by the Company of the Midas mine and mill, the Company entered into a senior secured loan facility agreement with a syndicate of lenders led by Royal Capital Management Corp., and including The K2 Principal Fund L.P. ("K2") and Jones, Gable & Company Limited pursuant to which the Company issued units consisting of an aggregate of $25,000,000 principal amount of notes, issued at a 2.5% discount to par value, and 3,100,000 warrants to purchase Common Shares (the "Debt Financing"). K2 holds over 10% of the outstanding Common Shares (see "Principal Holders of Voting Securities"). Additional information on the Debt Financing is included in the Company's annual information form dated March 31, 2014 for the year ended December 31, 2013 (the "AIF") which is available under the Company's issuer profile on SEDAR at www.sedar.com.

Unless as otherwise disclosed, none of the directors or officers of the Company, nor any proposed nominees for election as directors, nor any associate or affiliate of any such person, had any direct or indirect material interest, during 2013, in respect of any matter that has materially affected or will materially affect the Company or any of its subsidiaries.

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of the Company as at the Record Date, no persons or companies beneficially own or exercise control or direction over 10% or more of the votes attached to the Common Shares, other than as set out below.

Shareholder Name	Number of Common Shares Held	Percentage of Outstanding Common Shares Held
The K2 Principal Fund L.P.	15,370,164	13.8%
Sun Valley Gold LLC	15,251,800	13.7%
Sentry Investments Inc.	11,140,000	10.0%

PART TWO – BUSINESS OF THE MEETING

Annual Financial Statements

The financial statements of the Company for the financial year ended December 31, 2013 and the auditors' report thereon will be placed before the Shareholders at the Meeting.

Election of Directors

The term of office of each of the current directors will end at the conclusion of the Meeting. The Company has fixed the number of directors to be elected at the Meeting at six. The directors of the Company are to be elected in accordance with the Company's majority voting policy (see "Part Six – Statement of Corporate Governance Practices – Majority Voting Policy"). Unless the director's office is vacated earlier in accordance with the articles of the Company or the Business Corporations Act (British Columbia) (the "BCBCA"), each director elected will hold office until the next annual meeting or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Company's articles.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 9, 2014.

Name and Residence	Office Held	Principal Occupation during the Past Five Years	Date First Elected or Appointed	No. of Shares
Renaud Adams Toronto, Ontario, Canada	Director	Currently President and Chief Operating Officer of Primero Mining Corp., a precious metals producer in Mexico and Canada; previously, Chief Operating Officer of Primero Mining Corp. since November 2011; Senior Vice-President, Operations Americas of IAMGOLD Corporation from February 2010 to October 2011; prior thereto, Vice President and General Manager of the Rosebel Gold Mine in Suriname for IAMGOLD Corporation.	July 2013	21,900
Rodney Cooper(1)(2) Richmond Hill, Ontario, Canada	Director	Currently, President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, a mining and exploration company; prior thereto, Vice President, Senior Mining Analyst at Dundee Securities; Chief Operating Officer at Baffinland Iron Mines Corporation.	August 2012	42,077
James Haggarty(1)(3) Toronto, Ontario, Canada	Director	Chief Operating Officer, SHOP.CA; previously, Executive, J.E.L.L. Advisors, a private consulting firm; prior thereto, Executive Vice President at Rogers Communications Inc.	June 2012	60,420
Paul Huet(2) Reno, Nevada, USA	President and Chief Executive Officer and Director	Currently, President & Chief Executive Officer of Klondex Mines Ltd.; prior thereto, Chief Operating Officer of Premier Gold Mines from 2011 to 2012; General Manager of Nevada Great Basin Gold from 2007 to 2011.	September 2012	370,860
William Matlack(2) Reno, Nevada, USA	Director	Investment Banker, private investor and mineral explorer.	June 2012	1,376,272

Name and Residence	Office Held	Principal Occupation during the Past Five Years	Date First Elected or Appointed	No. of Shares
Blair Schultz(1)(3) Toronto, Ontario, Canada	Director (Chairman)	Chairman of the Company; from June 2001 to April 2014, Vice President and Head of Special Situation Analytics, Portfolio Management & Trading at K2 & Associates Investment Management Inc., a hedge fund in Toronto.	June 2012	650,000

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Mine Safety and Health Committee.
(3)	Member of the Compensation and Governance Committee.

Renaud Adams, Director

Mr. Adams has 20 years of experience in the mining industry and is currently the President and Chief Operating Officer of Primero Mining Corp., where he is responsible for the operations and organic growth of the company’s operations in Mexico and Canada. He previously held senior positions with major operating mines for IAMGOLD Corporation and Breakwater Resources, among others. While at IAMGOLD, he oversaw three operations in Suriname and Quebec producing approximately four hundred thousand ounces of gold and five million kilograms of niobium annually. At Breakwater Resources, he was responsible for mines in Honduras and southern Chile. Mr. Adams has a Mining & Mineral Processing engineering degree from Laval University and brings to Klondex hands-on operations experience with administration, operations, exploration metallurgy and processing, as well as legal, social and environmental aspects of the business.

Rodney Cooper, Director

Mr. Cooper has been involved in the mining industry for over 30 years, with broad experience in technical services, operations, project management, investment evaluation and finance. His experience in gold mining extends over twenty years, including extensive work in the western United States, including Nevada. Mr. Cooper's underground design, development and operations experience is directly applicable to the Company's projects. He is currently President and Chief Operating Officer of Labrador Iron Mines. Previously, he has served as Vice President and Senior Analyst at Dundee Securities, Chief Operating Officer at Baffinland Iron Mines and Vice President Technical Services at Kinross Gold. He was previously employed by Homestake Canada and Echo Bay Mines in various operational and technical roles. Mr. Cooper is a professional mining engineer and a past director of the Mining Association of Canada and the Alberta Chamber of Resources. He graduated with Honours in Applied Science, Mining Engineering, from Queens University, in Kingston, Ontario and earned his MBA from the University of Toronto.

James Haggarty, Director

Mr. Haggarty is a financial and operational executive with over 20 years of experience ranging from strategic planning and M&A deals to managing diverse businesses day-to-day. He is highly experienced at working with boards of directors, investors, suppliers and customers of public and private companies. He is adept at managing complex financial structures/partnership agreements/regulations/business technologies and systems. Mr. Haggarty's career has covered a range of industries from broadcasting, telecommunications, mining and public accounting. After KPMG, Mr. Haggarty worked at Inmet Mining (formerly Metall Mining), Rogers Communications, Corus Entertainment, and, J.E.L.L. Advisors, holding the positions of EVP Operations, VP Financial Operations, VP Corporate Development, and is presently the Chief Operating Officer at SHOP.CA.

In addition to being a member of the Company's Board where he chairs the Audit Committee and the Compensation and Governance Committee, Mr. Haggarty serves on the Board of Directors of the Toronto Blue Jays Care Foundation, and the Advisory Board of the Odette School of Business at the University of Windsor. Mr. Haggarty is a Chartered Professional Accountant (CPA and CA) and holds an Honours Bachelor of Commerce degree from the University of Windsor.

Paul Huet, President and Chief Executive Officer and Director

Mr. Huet brings over 25-years of experience in high-grade mining, with particular expertise in narrow vein gold mining and has supervised mine operations, mine engineering, geology and mine safety in Nevada. Prior to joining the Company, Mr. Huet served as Chief Operating Officer of Premier Gold Mines Limited, where he oversaw that company's gold projects. Mr. Huet also served as General Manager at Great Basin's Hollister mine for five years and was previously Mine Manager at Newmont's Midas Mine serving in several roles during his seven-year tenure. Mr. Huet earned an Honors degree in Mining Engineering Technology from Haileybury School of Mines in Ontario and an Executive MBA from the Stanford University School of Business. He was appointed as a director for the Nevada Mining Association in Jan. 2011. He currently serves as a Director of Source Exploration Corp.

William Matlack, Director

Mr. Matlack is an investment banker, private investor, and mineral explorer. He specializes in metals and mining investment banking with Scarsdale Equities LLC. He has 16 years prior experience in metals and mining equities, including equity research positions with BMO Capital Markets and Citigroup Capital Markets. Mr. Matlack was involved in several world-class gold discoveries with Santa Fe Pacific Gold Corp. (now Newmont Mining Corporation) and Gold Fields Ltd. spanning a 20-year career in exploration. He also has significant industry experience in non-ferrous metals and uranium. He previously served as Interim CEO of the Company in 2012. He has a B.A. in Geology from Carleton College and a M.S. in Geology from the University of Minnesota.

Blair Schultz, Chairman of the Board and Director

Mr. Schultz, who has over 13 years of experience evaluating M&A transactions in the mining space, was a Vice President and Head of Special Situation Analytics, Portfolio Management & Trading at K2 & Associates Investment Management Inc. in Toronto, from June 2001 until April 2014. His duties involved portfolio management, special situation analytics, merger arbitrage, commodity and currency hedging and investment execution. Blair has previously worked for Canada Life, TD Securities, Trimark and Perigee Investment Counsel in debt private placements, interest rate derivatives and equity research. Blair holds an Honours Bachelor of Mathematics degree from the University of Waterloo with a Business Administration option from Wilfred Laurier University.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

None of the nominees for election as a director of the Company is, or was within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days and that was issued while that person was acting in such capacity or that was issued after that person ceased to act in such capacity and which resulted from an event that occurred which that person was acting in such capacity.

None of the nominees for election as a director of the Company is, or was within the ten years prior to the date hereof, a director or executive officer of any company that, while that person was acting in such capacity, or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the nominees for election as director of the Company has within the ten years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the nominees for election as a director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Committees of the Board of Directors

The Board has an audit committee (the "Audit Committee"), a compensation and governance committee (the "Compensation and Governance Committee") and a mine safety and health committee (the "Mine Safety and Health Committee"). The current members of the Audit Committee include Rodney Cooper, James Haggarty and Blair Schultz (see "Part Five – Audit Committee Information"). The current members of the Compensation and Governance Committee include James Haggarty and Blair Schultz (see "Part Six – Statement of Corporate Governance Practices – Committees of the Board of Directors – Compensation and Governance Committee"). The current members of the Mine Safety and Health Committee include Rodney Cooper, Paul Huet and William Matlack (see "Part Six – Statement of Corporate Governance Practices – Committees of the Board of Directors – Mine Safety and Health Committee").

Upon the election of the proposed nominees to the Board of Directors, the proposed constitution of the committees will remain as set out above.

The Board recommends a vote FOR the election of the above named nominees. The persons named in the form of proxy accompanying this Circular intend to vote FOR the election of the above named nominees, unless the Shareholder who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of such nominee. Management of the Company does not contemplate that any nominees named above will be unable to serve as director; however, if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Appointment of Auditors

The Board of Directors recommends the adoption of a resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants ("PWC") as the auditors of the Company until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix the auditors' remuneration. PWC was first appointed as auditors of the Company effective January 6, 2014. In order to be effective, the resolution must be approved by a majority of the votes cast by Shareholders present, or represented by proxy, at the Meeting.

As required by Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations, attached as Schedule "B" to this Circular are copies of the following documents which were promptly filed with securities regulatory authorities in connection with the change of auditor described above, and are available under the Company's issuer profile on SEDAR at www.sedar.com:

(a)	Notice of Change of Auditor dated January 9, 2014;

(b)	Letter from Crowe MacKay LLP, Chartered Accountants (formerly MacKay LLP, Chartered Accountants), dated January 13, 2014; and

(c)	Letter from PricewaterhouseCoopers LLP, Chartered Accountants, dated January 24, 2014.

The Board of Directors believes that the appointment of PWC as auditors is in the best interests of the Company and therefore unanimously recommends that the Shareholders vote in favour of this resolution. Unless instructed otherwise, the representatives of the Company named in the accompanying form of proxy intend to vote the Common Shares represented by proxies FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders and the authorization of the directors to fix their remuneration unless the Shareholder has specified in the proxy that his Common Shares are to be withheld from voting in respect thereof.

Other Matters

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the form of proxy accompanying this Circular will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

PART THREE – STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Governance

The Compensation and Governance Committee is currently composed of three members, all of whom are independent directors (see "Part Six – Statement of Corporate Governance Practices – Corporate Governance Guidelines"). The Company's compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company's business. These policies and programs are intended to attract and retain capable and experienced people. The Compensation and Governance Committee's role and philosophy is to ensure that the Company's compensation goals and objectives, as applied to the actual compensation paid to the Company's CEO and other executive officers, are aligned with the Company's overall business objectives and with Shareholder interests.

In addition to industry comparables, the Compensation and Governance Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and Shareholders, overall financial and operating performance of the Company and the Compensation and Governance Committee's assessment of each executive's individual performance and contribution toward meeting corporate objectives.

The function of the Compensation and Governance Committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. The Compensation and Governance Committee is empowered to review the compensation levels of the Company's executive officers and to report and make recommendations thereon to the Board; to review the strategic objectives of the Company's stock option and other stock-based compensation plans and to set stock based compensation; and to consider any other matters which, in the Compensation and Governance Committee's judgment, should be taken into account in reaching any recommendation to the Board concerning the compensation levels of the Company's executive officers.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company's senior management although the Compensation and Governance Committee guides it in this role. The Board determines the type and amount of compensation for the Chief Executive Officer ("CEO"). The Board also reviews the compensation of the Company's senior executives.

Philosophy and Objectives

The compensation program for the Company's senior management is designed to ensure the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with the interests of Shareholders.

Peer Group

The Compensation and Governance Committee compares the Company's compensation structure and levels with a peer group of companies, including base salary, target compensation and actual compensation for each "Named Executive Officer" according to position title, organizational role and overall scope of responsibility. The 2013 peer group used by the Compensation and Governance Committee in making its recommendations to the Board included the following 18 publicly traded mining companies with which the Company competes for executive talent and which the Company sees as its best comparables. Companies were selected after an in-depth review of many factors, including company size, geographic location, market capitalization, asset composition, degree of complexity and stage of operations.

Company	Company
Argonaut Gold Inc.	Nevsun Resources Ltd.
Atna Resources Ltd.	Perseus Mining Ltd.
Comstock Metals Ltd.	Premier Gold Mines Limited
Continental Gold Limited	Pretium Resources Inc.
Dalradian Resources Inc.	Primero Mining Corp.
Kaminak Gold Corporation	Probe Mines Limited
Kirkland Lake Gold Inc.	Romarco Minerals Inc.
Midas Gold Corp.	Rubicon Minerals Corporation
Midway Gold Corp.	Veris Gold Corp.

Elements of Compensation Program for the Fiscal Year Ended December 31, 2013

The significant elements of compensation awarded to the CEO and the Chief Financial Officer (the "CFO") of the Company are cash salary, cash bonuses and stock options. There is no policy or target regarding allocation between cash and non-cash elements of the Company's compensation program. The Compensation and Governance Committee annually reviews the total compensation package of each of the Company's executives on an individual basis, against the backdrop of the compensation goals and objectives described above, and makes recommendations to the Board concerning the individual components of their compensation. In compensating its senior management, the Company employs a combination of cash salary, cash bonuses and equity participation through the Company's share incentive plan (the "Share Incentive Plan").

Cash Salary

In 2011, the Compensation and Governance Committee engaged an independent consultant to prepare a review of CEO and director compensation as viewed against the backdrop of comparable companies, the results of which study were intended to guide the Compensation and Governance Committee in making its recommendations to the Board regarding compensation for the directors and executive officers of the Company. Based on this independent compensation study prepared for the Company, the Compensation and Governance Committee presented its recommendations to the Board, modifying the Company's compensation practices to fall in line with the peer group that had been selected, which better aligned the Company's practices with current industry standards. In 2012 and 2013, the Compensation and Governance Committee continued to review compensation packages and practices for CEOs and CFOs of a number of small to mid-size public companies in the mining industry, as well as third party compensation reports (see "Peer Group" above). Guided by their review, the Compensation and Governance Committee's recommendations to the Board continue to be in line with the peer groups reviewed. The compensation packages for the CEO and the CFO are based on a base salary, a bonus based on agreed objectives and the achievement of set milestones, and incentive stock options. The CEO's and CFO's compensation packages also include additional benefits, as more clearly set out under the heading "Termination and Change of Control Benefits".

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of Shareholders. Equity participation is accomplished through the Share Incentive Plan. Stock options are granted to senior executives, taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options vest on terms established by the Board.

Perquisites and Other Personal Benefits

The executive officers of the Company are not generally entitled to significant perquisites or other personal benefits not offered to the Company's other employees.

Share-based and Option-based Awards

The Share Incentive Plan is intended to emphasize management's commitment to the growth of the Company and the enhancements of shareholders' equity through, for example, improvements in its resource base and share price increments. The Company relies on Board discussions without any formal objectives in granting stock options, other than management's consideration of the executive officers' duties and responsibilities, the executive officers' execution of such duties, and the impact of stock options on the total compensation package as envisioned by the Board for each of the executive officers.

Given the evolving nature of the Company's business, the Board, with the assistance of the Compensation and Governance Committee and in consultation with the senior management of the Company, continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above. At least annually, the Board and the Compensation and Governance Committee review the grants of stock options to management and employees.

After reviewing recommendations from the Compensation and Governance Committee, the Board approves base salaries and stock option grants at the same time to facilitate consideration of targeted direct compensation to executive officers. Generally, the Board grants options on an annual basis in order to minimize ad hoc option grant proposals and to normalize the compensation process. Previous grants of option-based awards are taken into account when considering new grants of options. Options are granted at other times of the year to individuals commencing employment with the Company. The exercise price for the options is set in accordance with Toronto Stock Exchange ("TSX") policy.

Hedging

The Company has not established any policies related to the purchase by directors or executive officers of the Company of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any director or executive officer of the Company.

Risk

The Compensation and Governance Committee recognizes that certain elements of compensation could promote unintended inappropriate risk-taking behaviours; however, the Company seeks to ensure that executive compensation packages appropriately balance short term incentives (e.g., base salary and cash bonuses, if applicable) and long-term incentives (e.g., options). Base salaries and personal benefits are not subject to performance risk given the stage of the Company, as discussed above. To receive the benefit of long-term incentives (options), the executive officers must be employed by the Company (subject to limited exceptions), thereby better aligning executive performance with the interests of the Company and Shareholders. The Compensation and Governance Committee believes that executive compensation risk management is reinforced by ongoing Board oversight of, among other things, the Company's financial results, regulatory disclosure, strategic plans, fraud and error reporting, the Audit Committee's regular meetings with the external auditors (including without the presence of management), the Company's internal control, management information systems and financial control systems. As a result, the Compensation and Governance Committee does not believe that its compensation practices and policies are reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graph compares, from December 31, 2008 to December 31, 2013, the total cumulative return on a $100 investment in the Common Shares with the cumulative total return of the S&P/TSX Composite Index.

Summary Compensation Table

Securities legislation requires the disclosure of compensation received by each "Named Executive Officer" or "NEO" of the Company for the three most recently completed financial years. "Named Executive Officer" is defined by the legislation to mean (i) each of the Chief Executive Officer and the Chief Financial Officer of the Company, (ii) each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation exceeds $150,000, and (iii) any additional individual who would be an NEO under (ii) but for the fact that the individual was not serving as an executive officer of the Company or in a similar capacity at the end of the most recently completed financial year end of the Company.

The following table sets forth a summary of all compensation for services earned during the completed financial year ended December 31, 2013 by the NEOs.

Name and Principal Position	Fiscal year	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		All other compensation (4) ($)	Total compensation ($)
					Annual incentive plans(3)	Long- term incentive plans
Paul Huet, President and CEO(5)(6)	2013 2012	253,887 69,278	53,240 25,400	238,978 283,652	196,642 Nil	Nil Nil	487,224 46,666	1,229,971 424,996

Name and Principal Position	Fiscal year	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		All other compensation (4) ($)	Total compensation ($)
					Annual incentive plans(3)	Long- term incentive plans
Barry L. Dahl, CFO(7)	2013	26,387	Nil	205,261	6,210	Nil	2,722	240,580
Jorge Avelino, Corporate Secretary and former CFO(8)	2013 2012 2011	150,000 133,483 129,319	Nil Nil Nil	25,286 42,415 191,000	21,390 Nil 20,000	Nil Nil Nil	22,040 6,176 6,176	218,716 182,074 346,495

Notes:
(1)	The share-based awards are based on the fair value of the award on the grant date.
(2)

The value of the option-based awards was calculated based on the fair value of the options on their grant date using the Black-Scholes option pricing model. The Company chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. In calculating the fair value of options for the 2013 option grants, management assumed an average risk-free interest rate of 1.21%, an expected dividend yield of 0%, an expected life of 3 years and an average share price volatility of 49.58%. In calculating the fair value of options for the 2012 option grants, management assumed an average risk-free interest rate of 1.24%, an expected dividend yield of 0%, an expected life of 3 years and an average share price volatility of 51.60%. In calculating the fair value of options for the 2011 option grants, management assumed an average risk-free interest rate of 2.56%, an expected dividend yield of 0%, an expected life of 5 years and an average share price volatility of 100.13%.

(3)	Cash bonus paid and/or payable at the end of the year.
(4)	Includes payroll and medical benefits paid by the Company. For Mr. Huet, such amounts also include a housing and relocation allowance paid and/or payable at the end of the year.
(5)	Mr. Huet was appointed President & CEO of the Company on September 12, 2012.
(6)

Mr. Huet received his salary in US dollars. The amounts in the table are stated in Canadian dollars. The translation of compensation into Canadian dollars is done quarterly, using the average closing foreign exchange rate per month for each quarter.

(7)	Mr. Dahl was appointed CFO of the Company on November 15, 2013.
(8)	Mr. Avelino served as the CFO of the Company until November 15, 2013 and continued to serve as Corporate Secretary of the Company thereafter.

Incentive Plan Awards

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2013, for each NEO in the most recently completed financial year.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Paul Huet, President and CEO	300,000	1.20	Sep. 12, 2015	120,000	100,000	161,000	N/A
	210,000	1.44	Sep. 12, 2015	37,500	70,000	112,700	N/A
	210,000	1.68	Sep. 12, 2015	Nil	70,000	112,700	N/A
	50,000	1.35	Feb. 24, 2016	13,000	Nil	Nil	N/A
	437,500	1.50	Oct. 11, 2016	48,125	291,667	469,583	N/A
Barry Dahl, CFO(3)	350,000	1.58	Nov. 15, 2015	10,500	233,333	375,667	N/A
Jorge Avelino, Corporate Secretary and former CFO(4)	100,000	1.25	Feb. 10, 2020	36,000	Nil	Nil	N/A
	104,000	1.35	May 26, 2020	27,040	Nil	Nil	N/A
	100,000	2.53	Jan. 5, 2016	Nil	Nil	Nil	N/A
	100,000	1.24	Dec. 10, 2015	37,500	Nil	Nil	N/A
	50,000	1.50	Oct. 11, 2015	5,500	33,333	53,667	N/A

Notes:
(1)

Value is based on the difference between the market price of the Common Shares underlying the options and the exercise price of the options as at December 31, 2013. The closing price of the Common Shares as listed on the TSX on December 31, 2013 was $1.61 per share.

(2)	Value is shown as at December 31, 2013. The closing price of the Common Shares as listed on the TSX on December 31, 2013 was $1.61 per share.
(3)	Mr. Dahl was appointed CFO of the Company on November 15, 2013.
(4)	Mr. Avelino served as the CFO of the Company until November 15, 2013 and continued to serve as Corporate Secretary of the Company thereafter.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of all share-based awards and option-based awards vested as at December 31, 2013 in favor of the NEOs of the Company.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Paul Huet, President and CEO	178,875	53,240	Nil
Barry L. Dahl, CFO(3)	68,833	Nil	Nil
Jorge Avelino, Corporate Secretary and former CFO(4)	63,368	Nil	Nil

Notes:
(1)	This is the aggregate dollar value that would have been realized if the options vested during the year had been exercised on their respective vesting dates.
(2)	This is the aggregate dollar value realized upon vesting of share-based awards as of vesting date.
(3)	Mr. Dahl was appointed CFO of the Company on November 15, 2013.
(4)	Mr. Avelino served as the CFO of the Company until November 15, 2013 and continued to serve as Corporate Secretary of the Company thereafter.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out equity compensation plan information as at December 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,480,758	$1.41	6,481,186(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,480,758	$1.41	6,481,186

Notes:
(1)

The maximum aggregate number of options that can be available for issuance under the Share Incentive Plan at any point in time is 15% of the number of outstanding Common Shares at such time, less (i) the number of Common Shares reserved for issuance under options granted under share compensation arrangements other than the Share Incentive Plan, and (ii) any Common Shares reserved for issuance under the Share Incentive Plan. As of December 31, 2013, there were 79,746,291 Common Shares outstanding.

Termination and Change of Control Benefits

Each of the NEOs has entered into an employment agreement with the Company. The following provides details on the status of agreements with each of the NEOs as at December 31, 2013.

Paul Huet Employment Contract

Mr. Huet's employment agreement with the Company, dated effective September 12, 2012, as amended effective March 15, 2014, covers the provision of his services as President and CEO of the Company. The employment agreement provides for an annual base salary of US$330,000, a signing bonus of 20,000 Common Shares issued on October 22, 2012 at a fair value of $1.27 per Common Share and a stock option package comprised of 300,000 options to acquire Common Shares exercisable at $1.20 per Common Share; 210,000 options to acquire Common Shares exercisable at $1.44 per Common Share; and 210,000 options to acquire Common Shares exercisable at $1.68 per Common Share, with one-third vesting immediately; one-third vesting on September 12, 2013 and one-third vesting on September 12, 2014.

Mr. Huet is also eligible for a target annual bonus of 60% of annual base salary. On January 3, 2013, the Compensation and Governance Committee approved a bonus based on 3 months of employment. The bonus amount paid was $28,875 less applicable taxes. The employment agreement also provides for a housing allowance of US$1,900 per month (net of any taxes). Additionally, the Company agreed to match, in the form of restricted shares, any direct purchase of Common Shares in the first financing that Mr. Huet may purchase, subject up to a maximum of 25% of such Common Shares. Mr. Huet participated in the November 2012 private placement financing of the Company, acquiring 170,368 Common Shares; on January 16, 2013, the Company issued 42,592 Common Shares to Mr. Huet in respect of this matching provision.

Upon a termination with cause, Mr. Huet has no entitlement to further pay or compensation and all unexercised options shall be forfeited. Upon a termination without cause, Mr. Huet shall be entitled to a lump sum payment equal to one year's salary plus an additional lump sum payment of six months' salary for every subsequent full year employed by the Company after September 12, 2013, up to an aggregate maximum of two years' salary, and Mr. Huet shall have six months from his termination date to exercise any vested options.

Upon a termination in the event of change of control, or resignation in the event Mr. Huet's position or salary is substantially and detrimentally changed following change of control, Mr. Huet shall be entitled to a lump sum payment equal to two years' salary and all options shall immediately vest and become exercisable for one year following cessation of employment.

Barry Dahl Employment Contract

Barry Dahl entered into an employment agreement with the Company on October 11, 2013 for the provision of his services as the Chief Financial Officer of the Company. The employment agreement provides for a base salary of US$200,000 per annum, less required and authorized deductions, to be reviewed by the President and CEO from time to time. The employment agreement provides for a target annual bonus of 40% of annual base salary; the annual bonus is to be determined at the beginning of each year based on agreed upon objectives, and annual option grants will be in accordance with the annual meeting each year. During the term of the employment agreement, Mr. Dahl is entitled to participate in any group insurance plans or programs of the Company, subject to the terms and conditions of such plans, with the premium costs for such benefits to be paid by the Company. Mr. Dahl is entitled to four weeks' paid vacation per annum, prorated for any partial year of employment. Mr. Dahl is also entitled to be reimbursed for all reasonable travel and other out-of-pocket expenses incurred in connection with the performance of his duties and functions.

On November 15, 2013, in connection with his appointment under the employment agreement, Mr. Dahl was granted 350,000 options to purchase Common Shares at an exercise price of $1.58 and an expiry date on November 15, 2016, which options were to vest 1/3 on December 15, 2013, 1/3 on November 15, 2014 and 1/3 on November 15, 2015.

Under the employment agreement, the Company agreed to match, in the form of restricted common shares, 15% of any direct purchase of Common Shares in the first financing (or purchase from treasury), subject to a maximum amount provided by the Company, in respect of such matching provision, of $112,500 in Common Shares. In connection with the Company's subscription receipt financing completed on January 9, 2014, Mr. Dahl subscribed for 103,500 subscription receipts. The Company matched this subscription by granting Mr. Dahl 15,525 Common Shares pursuant to the Share Incentive Plan.

Mr. Dahl may terminate the employment agreement at any time by giving the Company 60 days' notice. The Company may terminate the employment at any time without notice for just cause, in which case, Mr. Dahl shall not be entitled to receive any further pay or compensation, severance, pay, notice, payment in lieu of notice, benefits or damages of any kind.

The Company may terminate the agreement at any time without cause by providing Mr. Dahl (a) if prior to May 15, 2014, a lump sum payment equal to six months of base salary; (b) if between May 15, 2014 and November 15, 2014, a lump sum equal to 12 months of base salary; and (c) if after November 15, 2014, a lump sum equal to 12 months of base salary plus an additional month's base salary for each full year of service starting on November 15, 2014, subject to a maximum total severance amount of 24 months' base salary. In the event of such a termination without cause, Mr. Dahl shall have three months from the termination date to exercise any stock options held that have vested prior to the termination date.

If, within 90 days of a change of control of the Company, Mr. Dahl is terminated without just cause or his position or salary is substantially and detrimentally changed by the Company and he resigns, (i) all Mr. Dahl's unvested options shall immediately vest on the termination date and he shall have one year after the change of control to exercise the vested options; (ii) the Company shall provide Mr. Dahl with the greater of a lump sum payment of 12 months' base salary or the amount of severance he would have received under a termination without cause otherwise than under a change of control; (iii) the Company shall continue to provide benefits that had been provided until the earlier of (1) twelve months from the termination date and (2) the date when Mr. Dahl would be eligible to receive coverage under the benefit plans of his new employer; and (iv) Mr. Dahl shall not be entitled to any further pay or compensation, severance pay, benefits or bonus.

Jorge Avelino Employment Contract

In 2010, Mr. Avelino entered into an agreement with the Company for the provision of his services, for a minimum monthly fee of C$5,000. Effective November 2012, his annual salary was increased to $150,000 a year. The agreement may be terminated by the Company at any time upon payment of all accrued and unpaid fees and vacation pay, together with a lump sum payment of C$75,000. The agreement may, at the option of Mr. Avelino, be terminated upon a change of control, in which case the payments set out above will also be payable by the Company. Upon any termination other than for cause, all granted but unvested options will immediately vest, and shall remain exercisable for a period of six months. The agreement may be terminated by the Company for cause at any time except the period lasting 30 days after a change of control, without payment of any consideration being due from the Company other than base fees and benefits due up to the date of termination.

Termination and Change of Control Payments

The estimated incremental payments from the Company to each of Messrs. Huet, Dahl and Avelino, assuming the triggering event occurred on December 31, 2013, are as follows:

Employee	Termination without cause	Termination upon change of control
Paul Huet	US$550,000	US$550,000
Barry Dahl	US$100,000	US$100,000
Jorge Avelino	$75,000	$75,000

PART FOUR – REPORT ON DIRECTOR COMPENSATION

Director Compensation Table

The Company does not have any non-cash compensation plans for its directors other than the possible grant of incentive stock options. The compensation provided to the directors, excluding directors who are included in disclosure for NEOs above, for the Company's financial year ended December 31, 2013, is expressed in Canadian dollars as follows.

Name(1)	Fees Earned(2)(3) ($)	Share-based awards ($)	Option-based awards(4) ($)	All Other Compensation(3) ($)	Total ($)
Renaud Adams(5)	18,280	Nil	50,886	Nil	69,166
Rodney Cooper	37,609	Nil	80,941	Nil	118,550
James Haggarty	57,120	Nil	93,584	Nil	150,704
William Matlack	84,222	Nil	112,018	Nil	196,240
Larry Phillips(6)	59,283	25,000	126,248	Nil	211,071
Blair Schultz	41,937	Nil	118,870	Nil	160,807

Notes:
(1)	Paul Huet's compensation for acting as a director of the Company is disclosed under the Summary Compensation Table.
(2)	Includes all fees awarded, earned or paid in cash for services as a director.
(3)	Includes all compensation paid, awarded, granted, given or otherwise provided, directly or indirectly, wherein the director received compensation for services rendered.
(4)

The value of the option-based awards was calculated based on the fair value of the options on their grant date using the Black-Scholes option pricing model. The Company chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. In calculating the fair value of options for the option grants, management assumed an average risk-free interest rate of 1.24%, an expected dividend yield of 0%, an expected life of 3 years and an average share price volatility of 49.90%.

(5)	Was appointed a director of the Company in July 2013.
(6)	Resigned as a director of the Company in September 2013. Upon his resignation, 200,000 unvested options previously granted to Mr. Phillips were cancelled.

Effective June 30, 2011, each independent director was to receive an honorarium of $20,000 per annum. In addition, a meeting fee of $1,000 per Board or Committee meeting is to be paid to each independent director with an additional $5,000 for the Chair of the Audit Committee and $2,500 for the Chair of the Compensation and Governance Committee.

Effective July 1, 2013, the following changes were made: (1) the honorarium was increased to $30,000 per annum for each independent director, except for the Chairman of the board, which was increased to $50,000 per annum; and (2) the meeting fee of $1,000 per board or committee meeting was reduced to $500 per meeting.

Director Option-Based and Share-Based Awards

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all awards outstanding at the end of the financial year ended December 31, 2013. This includes awards granted prior to and during the most recently completed financial year.

Name(1)	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Renaud Adams(4)	100,000	1.56	Sep 5, 2015	5,000	Nil	Nil	Nil
Rodney Cooper	50,000	1.21	Aug 13, 2015	20,000	Nil	Nil	Nil
	50,000	1.35	Feb 24, 2016	13,000	Nil	Nil	Nil
	125,000	1.50	Oct 11, 2016	13,750	83,333	134,167	Nil
James Haggarty	50,000	1.21	Aug 13, 2015	20,000	Nil	Nil	Nil
	50,000	1.35	Feb 24, 2016	13,000	Nil	Nil	Nil
	150,000	1.50	Oct 11, 2016	16,500	100,000	161,000	Nil
William Matlack	100,000	1.21	Aug 13, 2015	40,000	Nil	Nil	Nil
	50,000	1.35	Jan 18, 2016	13,000	Nil	Nil	Nil
	50,000	1.35	Feb 24, 2016	13,000	Nil	Nil	Nil
	150,000	1.50	Oct 11, 2016	16,500	100,000	161,000	Nil
Larry Phillips(5)	300,000(5)	1.20	Jun 30, 2014	41,000	Nil	Nil	Nil
	50,000	1.50	Jun 30, 2014	5,500	50,000	80,500	Nil
Blair Schultz	100,000	1.20	Sep 12, 2015	40,000	Nil	Nil	Nil
	50,000	1.35	Feb 24, 2016	13,000	Nil	Nil	Nil
	200,000	1.50	Oct 11, 2016	22,000	133,333	214,667	Nil

Notes:
(1)

Value is based on the difference between the market price of the Common Shares underlying the options and the exercise price of the options as at December 31, 2013. The closing price of the Common Shares as listed on the TSX on December 31, 2013 was $1.61 per share.

(2)	Value is shown as at December 31, 2013. The closing price of the Common Shares as listed on the TSX on December 31, 2013 was $1.61 per share.
(3)	Value is shown as at December 31, 2013. The closing price of the Common Shares as listed on the TSX on December 31, 2013 was $1.61 per share.
(4)	Was appointed a director in July 2013.
(5)	Resigned as a director in September 2013. Upon his resignation, 200,000 unvested options previously granted to Mr. Phillips were cancelled.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2013, for each director, excluding a director who is already set out in disclosure for an NEO for the Company.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Renaud Adams(3)	50,886	Nil	Nil
Rodney Cooper	38,750	Nil	Nil
James Haggarty	43,000	Nil	Nil
William Matlack	61,500	Nil	Nil
Larry Phillips(4)	38,000	25,000	Nil
Blair Schultz	51,500	Nil	Nil

Notes:
(1)	This is the aggregate dollar value that would have been realized if the options vested during the year had been exercised on their respective vesting dates.
(2)	This is the aggregate dollar value realized upon vesting of share-based awards as of vesting date.
(3)	Was appointed a director in July 2013.
(4)	Resigned as a director in September 2013.

Indebtedness of Officers and Directors

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates were indebted to the Company since the beginning of the most recently completed financial year. No executive officers, directors, employees and former executive officers, directors and employees of the Company or any of its subsidiaries are indebted to the Company or any of its subsidiaries as of the date hereof.

Directors' and Officers' Liability Insurance

The Company has purchased directors and officers liability insurance coverage for the directors and officers of the Company. The insurance coverage has an aggregate limit of $20,000,000.

PART FIVE – AUDIT COMMITTEE INFORMATION

Audit Committee

The members of the Audit Committee are James Haggarty (Chair), Blair Schultz and Rodney Cooper. All of the members are deemed to be "independent" and "financially literate" as such terms are defined in NI 52-110.

The Board has adopted a written mandate for the Audit Committee in accordance with NI 52-110 in carrying out its audit and financial review functions (the "Audit Committee Mandate"). The text of the Audit Committee Mandate is set out in Schedule "A" of the AIF which is available under the Company's issuer profile on SEDAR at www.sedar.com. Additional information regarding the Audit Committee is also available in the AIF under the heading "Audit Committee Disclosure".

The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits or communications, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee typically meets quarterly. The Audit Committee meets both separately with auditors (without management present) as well as with management present. The Audit Committee and the auditors discuss the various aspects of the Company's financial presentation in the areas of audit risk and International Financial Reporting Standards.

Relevant Education and Experience

James Haggarty is a Chartered Accountant and holds an Honours Bachelor of Commerce degree from the University of Windsor. As a financial and operational executive with over 20 years of experience ranging from strategic planning to M&A transactions to managing diverse businesses day-to-day, Mr. Haggarty is highly experienced and adept at managing complex financial structures, partnership agreement/regulations/business technologies and systems. He has held senior executive positions as Executive VP Operations, VP Financial Operations, and VP Corporate Development with public and private companies and has significant experience with audit committees throughout his career. Mr. Haggarty is also on the Advisory Board for the Odette School of Business, University of Windsor, and the board of directors of the Toronto Blue Jays Care Foundation.

Blair Schultz has over 13 years of experience evaluating M&A transactions in the mining space. He was Vice President and Head of Special Situation Analytics, Portfolio Management & Trading at K2 & Associates Investment Management Inc., a hedge fund in Toronto, from June 2001 until April 2014, where he was involved with portfolio management, special situation analytics, merger arbitrage, commodity and currency hedging and investment execution. Mr. Schultz has previously worked for a number of financial institutions and holds an Honours Bachelor of Mathematics degree from the University of Waterloo with a Business Administration option from Wilfred Laurier University.

Rodney Cooper has been involved in the mining industry for over 30 years, with broad experience in technical services, operations, project management, investment evaluation and finance. He is a mining engineer, having obtained the P.Eng. designation, and a past director of the Mining Association of Canada and the Alberta Chamber of Resources. Currently President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, he previously served as Vice President and Senior Analyst at Dundee Securities, Chief Operating Officer at Baffinland Iron Mines Corporation and Vice President Technical Services at Kinross Gold Corporation.

For more information see "Part Two – Business of the Meeting – Election of Directors".

PART SIX – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Canadian securities regulatory policy as reflected in National Instrument 58-101 – Disclosure of Corporate Governance Practices requires that TSX-listed companies disclose on an annual basis their approach to corporate governance. National Policy 58-201 – Corporate Governance Guidelines provides regulatory staff's guidance as to preferred governance practices, although such guidelines are not prescriptive (other than for audit committees). Disclosure of the Company's approach to corporate governance in the context of this instrument and policy (together, the "Policies") is set out below.

Board Mandate

The Board has adopted a written mandate that acknowledges that it is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company and that the Company operates with honesty and integrity in the conduct of its business. The Board reviews and assesses the adequacy of the Board mandate at least annually or otherwise, as it deems appropriate, and makes any necessary changes. A copy of this mandate is attached to this Circular as Schedule "A".

Position Descriptions

The Board has adopted written position descriptions for the CEO, the Chair of each Board committee, and the Lead Director (in the absence of an independent Board Chair). Currently, the position of Board Chair is occupied by Mr. Blair Schultz, an independent director, and the position of CEO is occupied by Mr. Paul Huet. The Board relies upon past practice to delineate the role and responsibilities of the Board Chair. The roles of the Chair of the Audit Committee and the Chair of the Compensation and Governance Committee are described in the respective mandates for such committees. The role of the CEO is based upon the role of chief executive officers carried out at companies of similar size, scope and industry.

Composition of the Board

Currently, the Board is comprised of six members, five of whom are independent directors. Only Paul Huet is non-independent, due to the fact that he serves as the President and CEO of the Company.

Name	Independent/Non-Independent
Renaud Adams	Independent
Rodney Cooper	Independent
James Haggarty	Independent
Paul Huet	Non-Independent
William Matlack	Independent
Blair Schultz	Independent

During the fiscal year ended December 31, 2013, the Board held 12 meetings, the Audit Committee held 4 meetings and the Compensation and Corporate Governance Committee held 8 meetings. Matters relating to mine safety and health during 2013 were addressed by the Board as a whole during Board meetings. The table below sets out the number of meetings of the Board and its committees attended by each director. The independent directors make it a practice to hold an in-camera session at every board meeting or shortly thereafter.

Name	Board Meetings Attended	Audit Committee Meetings Attended	Compensation and Governance Committee Meetings Attended	Mine Safety and Health Committee Meetings Attended
Renaud Adams(1)	5 of 5	N/A	N/A	N/A
Rodney Cooper(2)(3)	12 of 12	3 of 3	N/A	0 of 0
James Haggarty(2)(4)	12 of 12	4 of 4	8 of 8	N/A
Paul Huet(3)	12 of 12	N/A	N/A	0 of 0
William Matlack(3)	12 of 12	N/A	N/A	0 of 0
Larry Phillips(5)	6 of 6	1 of 1	3 of 3	N/A
Blair Schultz(2)(4)	12 of 12	4 of 4	8 of 8	N/A

Notes:
(1)	Became a director of the Company in July 2013.
(2)	Member of the Audit Committee.
(3)	Member of the Mine Safety and Health Committee.
(4)	Member of the Compensation and Governance Committee.
(5)	Resigned as a director of the Company in September 2013.

Directorships

As of the date hereof, none of the directors of the Company serve on the boards of any other reporting issuers, other than as set out below.

Name	Reporting Issuer	Market
William Matlack	Phoenix Gold Resources Corp.	TSX Venture Exchange

Committees of the Board of Directors

The Company has an Audit Committee, a Compensation and Governance Committee and a Mine Safety and Health Committee. The Board does not have a separate nominating committee. The Compensation and Governance Committee is charged with annually evaluating the size of the Board and the persons to recommend as nominees for the position of a director of the Company, as well as other positions as detailed below.

Audit Committee

The Audit Committee is currently comprised of three independent directors, Rodney Cooper, James Haggarty and Blair Schultz, in compliance with the composition requirements of NI 52-110. All members of the Audit Committee are "financially literate" as defined in NI 52-110. The Audit Committee typically meets quarterly. For further information relating to the Audit Committee, see "Part Five – Audit Committee Information".

Compensation and Governance Committee

The Board has a Compensation and Governance Committee, and is currently comprised of two independent directors, James Haggarty and Blair Schultz, each of whom the Board believes has direct and indirect expertise, experience and education relevant to their role as members thereof. The Board has also adopted a formal mandate for the Compensation and Governance Committee.

The overall purposes of the Compensation and Governance Committee are to assist the Board in (i) maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Company, and (ii) fulfilling its oversight responsibilities in relation to compensation by developing, monitoring and assessing the Company's approach to the compensation of its directors, senior management and employees.

Responsibilities of the Compensation and Governance Committee include, but are not limited to, recommending candidates for senior officer positions; recommending candidates for Board memberships; reviewing and making recommendations regarding amendments to the Board charter and Board committee charters; reviewing and evaluating the performance of directors and officers; conducting reviews and making recommendations regarding the Company's human resource and compensation policies, programs and philosophies; and annually reviewing and making recommendations in respect of director and officer remuneration, including the grant of share option awards.

Mine Safety and Health Committee

The Board has a Mine Safety and Health Committee, currently comprised of three directors, Rodney Cooper, Paul Huet and William Matlack, each of whom the Board believes has direct and indirect expertise, experience and education relevant to their roles as members thereof. Rodney Cooper is the chairman of the Mine Safety and Health Committee.

The role, responsibility, authority and power of the Mine Safety and Health Committee shall, until changed, include, but not be limited to:

(a)	reviewing and monitoring and the making recommendations, as appropriate, in respect of the environmental, health and safety policies and activities of the Company,

(b)	reviewing and making recommendations, as appropriate, in respect of environmental, health and safety compliance issues relating to the Company,

(c)	satisfying itself that management of the Company monitors trends and reviews relevant current and emerging environmental, health and safety matters and evaluates their impact on the Company,

(d)

determining policy regarding incident reports, compliance reports and environmental health and safety management performance reports to be made by management of the Company to the Mine Safety and Health Committee,

(e)	reviewing incident reports to

(i) assess whether environmental, health and safety management procedures were effective in such incidents and making recommendations for improvement, where appropriate, and

(ii)	determine if such incidents are of such significance so as to be reported to the directors of the Company,

(f)	reviewing the scope of potential material environmental liabilities of the Company and the adequacy of the environmental management procedures of the Company to manage these liabilities, and

(g)	reviewing the health and safety performance of the Company to

	(i)	assess the effectiveness of the health and safety program of the Company and make recommendations for improvement, where appropriate, and

	(ii)	determine if any health and safety issues that may be identified as a result of such review are of such significance so as to be reported to the directors of the Company.

Majority Voting Policy

The Board believes that each of its members should have the confidence and support of the Shareholders. On May 9, 2013, as recommended by the Compensation and Governance Committee, the Board adopted a majority voting policy for the election of directors (the "Majority Voting Policy"). The Majority Voting Policy provides that in an uncontested election, any nominee for director who receives more "withheld" votes than "for" votes will tender his or her resignation to the Board, effective on acceptance by the Board. The Board will refer the resignation to the Compensation and Governance Committee for consideration. The Board will promptly accept the resignation unless the Compensation and Governance Committee determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases, rejected) within 90 days of the Meeting. A copy of the Majority Voting Policy is attached as Schedule "B" to the Company's management information circular dated May 9, 2013, available under the Company's issuer profile on SEDAR at www.sedar.com.

Director Orientation and Continuing Education

When new directors are appointed, they receive orientation on the Company's business, current projects and industry and on the responsibilities of directors generally. Each director is provided with copies of all mandates of the Board and its committees as well as all corporate governance related policies of the Company. Board meetings also include presentations by the Company's management and employees to give the directors additional insight in the Company's business. The Board is responsible for ensuring that all directors receive a comprehensive orientation program and continuing education in connection with their role, responsibilities, the business of the Company and the skills they must use in their roles as directors. The Compensation and Governance Committee is mandated to approve an appropriate orientation and education program for directors and oversee the training and orientation of directors. The directors of the Company are also expected to maintain their currency in the knowledge and skills necessary to meet their obligations as directors.

Ethical Business Conduct

The directors and officers of the Company are aware that they have a fiduciary obligation to act in the best interests of the Company and to disclose any potential conflicts of interest to the Company. The Board has adopted a written code of conduct applicable to employees, officers and directors of the Company and its subsidiaries, "Code of Ethics, Trading Restrictions and Whistleblowing" (the "Code"). A copy of the Code, filed on May 12, 2008, is located under the Company's issuer profile on SEDAR at www.sedar.com. The Code also contains insider trading restrictions to ensure compliance with insider trading restrictions under applicable securities laws, as well as a formal whistleblowing policy to deal with possible violations of the Code.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, and advocating awareness of the guidelines and policies detailed in the Code.

Through its meetings with management and other informal discussions with management, the Board believes the Company's management team likewise promotes and encourages a culture of ethical business conduct throughout the Company's operations, and the management team is expected to monitor the activities of the Company's employees, consultants and agents in that regard.

Board Decision Making

The Board has established guidelines which outline items which must be approved by the Board or a committee of the Board and may not be delegated to management without Board approval. These items include: the approval of annual budgets and the interim and annual financial statements and management's discussion and analysis; entering into transactions of a fundamental nature (such as amalgamations, mergers and material acquisitions or dispositions); entering into any agreement or commitment to acquire or dispose of assets that are material to the Company including, but not limited to, those which involve consideration that exceeds the budgeted amount by 15% (an "Out of Budget Transaction") and that is not already part of an approved budget; committing to making any material capital expenditure which is an Out of Budget Transaction; adoption of hedging policies; entering into any agreement with an officer, director or 10% shareholder of the Company or any parent or subsidiary of the Company outside of the ordinary course of business; and initiating or settling any legal proceeding involving a payment in excess of $25,000.

Assessment of Board Performance

The Compensation and Governance Committee is mandated to evaluate the performance of (a) individual directors, (b) the Board, (c) Board committees and (d) the CEO. The purpose of the evaluations is to assess and, where possible, increase the effectiveness of the Board and its committees. The Compensation and Governance Committee may make recommendations to the Board for improving the Board's effectiveness and shall discuss annually with the full Board its effectiveness. The Board does understand that an assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Additional Information

Financial information relating to the Company is set out in the Company's annual comparative consolidated financial statements and management's discussion and analysis for the year ended December 31, 2013. Additional information is also available under the Company's issuer profile on SEDAR at www.sedar.com and upon request from the Company's Corporate Secretary at Suite 304, 595 Howe Street, Vancouver, British Columbia V6C 2T5, telephone number: (604) 662-3902, fax number: (604) 662-3904. Copies of documents will be provided free of charge to securityholders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company who requests a copy of any such document.

Approval

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED the 9th day of May, 2014.

(signed) Paul Huet
Paul Huet
President and Chief Executive Officer

SCHEDULE "A"

KLONDEX MINES LTD.
MANDATE OF THE BOARD OF DIRECTORS

1.	General

The board of directors (the "Board") of Klondex Mines Ltd. ("Klondex") is responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation's strategic planning and organizational structure and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Corporation and that the Corporation operates with honesty and integrity in the conduct of its business.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation as a whole must be paramount at all times.

2.	Composition

The Board will be comprised of a minimum of three members and a maximum of ten members, the majority of whom shall be, in the determination of the Board, "independent" for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices. Each Board member shall satisfy the independence and experience requirements, if any, imposed by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

The Chairman of the Board will be elected by vote of a majority of the full Board membership, on the recommendation of the Compensation and Governance Committee. The Chairman of the Board with the assistance of the lead director (who shall be an independent director), if any, will chair Board meetings and shall be responsible for overseeing the performance by the Board of its duties, for setting the agenda of each Board meeting (in consultation with the Chief Executive Officer (the "CEO")), for communicating periodically with committee chairs regarding the activities of their respective committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for ensuring the Board works as a cohesive team and providing the leadership essential to achieve this

3.	Meetings

Meetings will be scheduled to facilitate the Board carrying out its responsibilities. Additional meetings will be held as deemed necessary by the Chairman of the Board. The independent directors of the Board shall hold regularly scheduled in camera meetings at which non-independent directors and management are not in attendance. Any director of the Corporation may request the Chairman of the Board to call a meeting of the Board.

Meetings of the Board shall be validly constituted if a majority of the members of the Board is present in person or by telephone conference. A resolution in writing signed by all the members of the Board entitled to vote on that resolution at a meeting of the Board is as valid as if it had been passed at a meeting of the Board.

4.	Board Charter and Performance

The Board shall have a written charter that sets out its mandate and responsibilities, and the Board shall review and assess the adequacy of such charter and the effectiveness of the Board at least annually or otherwise, as it deems appropriate, and make any necessary changes. Unless and until replaced or amended, this mandate constitutes that charter. The Board will ensure that this mandate or a summary that has been approved by the Board is disclosed in accordance with all applicable securities laws or regulatory requirements in the Corporation's annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities

5.	Responsibilities and Duties of Directors

The Board discharges its responsibility for overseeing the management of the Corporation's business by delegating to the Corporation's senior officers the responsibility for day-to-day management of the Corporation. The Board also discharges its responsibilities, both directly and indirectly, through its committees: the Audit Committee and the Compensation and Governance Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board's primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation's strategic objectives, principal duties include the following:

5.1	Appointment of Management

(a)

The Board has the responsibility for approving the appointment of the CEO and all other senior management, and approving their compensation, following a review of the recommendations of the Compensation and Governance Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

(b)

The Board, from time to time, delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

	(c)	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management

5.2	Board Organization

(a)

The Board will respond to recommendations received from the Compensation and Governance Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chairman of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

(b)

The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems and health, safety and environmental policies, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

5.3	Strategic Planning

	(a)	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

(b)

The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.

	(c)	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

5.4	Monitoring of Financial Performance and Other Financial Reporting Matters

	(a)	The Board is responsible for enhancing congruence between shareholder expectations, corporate plans and management performance.

(b)

The Board is responsible for adopting processes for monitoring the Corporation's progress toward its strategic and operational goals, revising its direction to management where necessary, and taking action when Corporation performance falls short of its goals or other special circumstances warrant.

	(c)	The Board is responsible for approving the audited financial statements, interim financial statements and the notes and Management's Discussion and Analysis accompanying such financial statements.

	(d)	The Board is responsible for reviewing and approving the Corporation's annual budget, if any, presented by management.

(e)

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation's governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

5.5	Environmental Matters

The Board is responsible for overseeing the establishment of health, safety and environmental policies for its operations that are consistent with accepted industry practice and comply with applicable laws and regulatory requirements.

5.6	Risk Management

(a)

The Board has responsibility for the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation's shareholders.

	(b)	The Board is responsible for the Corporation's internal control and management information systems.

5.7	Policies and Procedures

	(a)	The Board is responsible for:

(i) developing the Corporation's approach to corporate governance, including approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(ii)

approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Corporation and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

(b)	The Board enforces its policy respecting confidential treatment of the Corporation's proprietary information and Board deliberations.

5.8	Communications and Reporting

	(a)	The Board is responsible for overseeing the Corporation's financial reporting and disclosure obligations in accordance with applicable law, including.

		(i)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

		(ii)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

		(iii)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

		(iv)	reporting annually to shareholders on its stewardship for the preceding year; and

		(v)	overseeing the Corporation's implementation of systems which accommodate feedback from stakeholders.

5.9	Position Descriptions

	(a)	The Board is responsible for:

		(i)	developing position descriptions for the Chairman of the Board, the lead director, if applicable and the chair of each Board committee;

		(ii)	developing and approving the corporate goals and objectives that the CEO is responsible for meeting; and

(iii)

developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

5.10	Orientation and Continuing Education

The Board is responsible for ensuring that all directors receive a comprehensive orientation program and continuing education in connection with their role, responsibilities, the business of the Corporation, and the skills they must use in their roles as directors.

5.11	Nomination of Directors

	(a)	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

		(i)	considering what competencies and skills the Board, as a whole, should possess;

		(ii)	assessing what competencies and skills each existing director possesses; and

		(iii)	considering the appropriate size of the Board, with a view to facilitating effective decision making.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Compensation and Governance Committee.

5.12	Board Evaluation

The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

6.	Resources and Authority of the Committee to Engage Outside Advisors

The Corporation shall provide the Board with the resources, and the Board shall have the authority appropriate to discharge its responsibilities including the authority, to:

(a)	engage independent counsel and other outside advisors as it determines necessary to carry out its duties; and

(b)	set and pay the compensation for any such advisors engaged by the Board and for ordinary administrative expenses of the Board that are necessary or appropriate in carrying out its duties.

March 26, 2012

SCHEDULE "B"

CHANGE OF AUDITOR PACKAGE

[See attached]

B-1

KLONDEX MINES LTD.

NOTICE OF CHANGE OF AUDITOR

TO:	MacKay LLP, Chartered Accountants

AND TO:	PricewaterhouseCoopers LLP, Chartered Accountants

TAKE NOTICE THAT:

(a)

MacKay LLP, Chartered Accountants, the former auditors of KLONDEX MINES LTD. (the "Corporation") tendered their resignation effective January 6, 2014 and the directors of the Corporation on January 6, 2014 have appointed PricewaterhouseCoopers LLP, Chartered Accountants, as successor auditors in their place;

(b)	the former auditors of the Corporation were requested to resign at the request of the Corporation;

(c)

the resignation of MacKay LLP, Chartered Accountants and the appointment of PricewaterhouseCoopers LLP, Chartered Accountants in their place have been approved by the board of directors of the Corporation;

(d)

there were no modified opinions expressed in the former auditors' reports on any of the financial statements of the Corporation commencing at the beginning of the two most recently completed fiscal years and ending on January 6, 2014; and

(e)	there are no reportable events (as defined in section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations).

DATED this 9th day of January, 2014.

BY ORDER OF THE BOARD

"Barry Dahl"

Barry Dahl
Chief Financial Officer

Crowe MacKay LLP
Member Crowe Horwath International

1100, 1177 West Hastings Street
Vancouver, BC V6E 4T5
+1.604.687.4511 Tel
+1.604.687.5805 Fax
+1.800.351.0426 Toll Free
www.crowemackay.ca

January 13, 2014

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial and Consumer Affairs Authority, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Attorney General, Securities Division
Financial Services Regulation Division Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:      Change of Auditor for Klondex Mines Ltd. (the "Corporation")

In accordance with National Instrument 51-102, we have reviewed the Corporation's Notice of Change of Auditor (the ”Notice”) dated January 9, 2014, and based on our knowledge of the information at the time, we agree with the information contained in the Notice.

We understand that the Notice, this letter and a similar letter from the successor auditor will be included in the Information Circular to be mailed to the shareholders of the Corporation for the next meeting of shareholders of the Corporation at which action is to be taken concerning the change of auditor.

Yours truly,

Crowe MacKay LLP

January 24,2014

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities Services, Newfoundland and Labrador

Dear Sirs:

We have read the statements made by Klondex Mines Ltd. in the attached copy of change of auditor notice dated January 9, 2014, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated January 9,2014, except that we have no basis to agree or disagree with the statement that there were no reportable events (as defined in Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations).

Yours very truly,

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 6048067000, F: +1 6048067806, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.